

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 28, 2015

Mr. Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
12627 San Jose Boulevard
Suite 203
Jacksonville, Florida 32223

>   **Re: Shepherd's Finance, LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 4, 2015**
>   **File No. 333-181360**

Dear Mr. Wallach:

   We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ John P. Nolan

                                        John P. Nolan
                                        Senior Assistant Chief Accountant
                                        Office of Financial Services I